UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

NETSHOES (CAYMAN) LIMITED

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G6455X107

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6455X107	13G

1.	Name of Reporting Persons: Riverwood Capital GP II Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,928,900
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,928,900
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,928,900
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.4%(1)
12.	Type of Reporting Person (See Instructions): OO

(1)	Based upon the weighted average of 25,972,020 common shares, nominal value US$0.0033 per common share (the “Shares”), outstanding for the three months ended September 30, 2017, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2017. The most recent date-specific outstanding Share information provided by the Issuer was 31,025,936 Shares outstanding as of April 18, 2017, as reported in the Issuer’s Form 6-K filed with the SEC on May 15, 2017.

CUSIP No. G6455X107	13G

1.	Name of Reporting Persons: Riverwood Capital II L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,928,900
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,928,900
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,928,900
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.4%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)	Based upon the weighted average of 25,972,020 Shares, outstanding for the three months ended September 30, 2017, as reported in the Issuer’s Form 6-K filed with the SEC on November 13, 2017. The most recent date-specific outstanding Share information provided by the Issuer was 31,025,936 Shares outstanding as of April 18, 2017, as reported in the Issuer’s Form 6-K filed with the SEC on May 15, 2017.

CUSIP No. G6455X107	13G

1.	Name of Reporting Persons: Riverwood Capital Partners II L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,528,855
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,528,855
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,528,855
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.9%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)	Based upon the weighted average of 25,972,020 Shares, outstanding for the three months ended September 30, 2017, as reported in the Issuer’s Form 6-K filed with the SEC on November 13, 2017. The most recent date-specific outstanding Share information provided by the Issuer was 31,025,936 Shares outstanding as of April 18, 2017, as reported in the Issuer’s Form 6-K filed with the SEC on May 15, 2017.

CUSIP No. G6455X107	13G

1.	Name of Reporting Persons: Riverwood Capital Partners II (Parallel – B) L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 400,045
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 400,045
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 400,045
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 1.5%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)	Based upon the weighted average of 25,972,020 Shares, outstanding for the three months ended September 30, 2017, as reported in the Issuer’s Form 6-K filed with the SEC on November 13, 2017. The most recent date-specific outstanding Share information provided by the Issuer was 31,025,936 Shares outstanding as of April 18, 2017, as reported in the Issuer’s Form 6-K filed with the SEC on May 15, 2017.

Item 1.

(a)	Name of Issuer:

Netshoes (Cayman) Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

Item 2.

(a)	Name of Person Filing:

Riverwood Capital GP II Ltd. (“Riverwood GP”)

Riverwood Capital II L.P. (“Riverwood LP”)

Riverwood Capital Partners II L.P. (“RCP”)

Riverwood Capital Partners II (Parallel – B) L.P. (“RCP Parallel – B”)

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b)	Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing:

70 Willow Road, Suite 100

Menlo Park, CA 94025

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Common shares, nominal value US$0.0033 per common share (the “Shares”).

(e)	CUSIP Number:

G6455X107

Item 3.

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2017, each of the Reporting Persons may be deemed to be the beneficial owner of the Shares listed on such Reporting Person’s cover page, with the following Reporting Persons holding the Shares directly: (i) RCP held 1,528,855 Shares directly and (ii) RCP Parallel – B held 400,045 Shares directly.

Riverwood LP is the sole general partner of each of RCP and RCP Parallel-B. Riverwood GP is the sole general partner of Riverwood LP. The shareholders of Riverwood GP, acting by majority vote, have the power to vote or to direct the vote of, and the members of the investment committee of Riverwood GP, acting by majority vote, have the power to dispose or to direct the disposition of, the Shares that are beneficially owned by Riverwood GP, Riverwood LP, RCP and RCP Parallel-B. The shareholders and investment committee members of Riverwood GP disclaim beneficial ownership of all Shares beneficially owned by Riverwood GP, Riverwood LP, RCP and RCP Parallel-B for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”).

(b)	Percent of class:

See Item 11 on the cover pages hereto.

(c)	Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See Item 5 on the cover pages hereto.

(ii) Shared power to vote or to direct the vote:

See Item 6 on the cover pages hereto.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 on the cover pages hereto.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on the cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons have agreed to jointly file this Schedule 13G in accordance with Rule 13d-1(k) of the Act, the agreement with respect to which is attached hereto as Exhibit 99.1. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

RIVERWOOD CAPITAL GP II LTD.

By:	/s/ Thomas J. Smach
Name:	Thomas J. Smach
Title:	Director

RIVERWOOD CAPITAL II L.P.

By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Thomas J. Smach
Name:	Thomas J. Smach
Title:	Director

RIVERWOOD CAPITAL PARTNERS II L.P.

By: Riverwood Capital II L.P., its general partner

By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Thomas J. Smach
Name:	Thomas J. Smach
Title:	Director

RIVERWOOD CAPITAL PARTNERS II (PARALLEL – B) L.P.

By: Riverwood Capital II L.P., its general partner

By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Thomas J. Smach
Name:	Thomas J. Smach
Title:	Director

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, dated as of February 14, 2018, by and among Riverwood Capital GP II Ltd., Riverwood Capital II L.P., Riverwood Capital Partners II L.P. and Riverwood Capital Partners II (Parallel – B) L.P.